November 14, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4546
Washington, DC 20549

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:	Perrigo Company
Form 8-K
Filed August 10, 2016
File No. 001-36353

Dear Mr. Rosenberg:

This letter sets forth the response of Perrigo Company plc (“our” or “the Company”) to the comment on the above-referenced filing provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by letter dated November 7, 2016.

For your convenience, the Staff’s comment is restated below in bold type and is followed by our response.

Form 8-K filed August 10, 2016
Exhibit 99.1: Press release issued August 10, 2016
Table I: Reconciliation of Non-GAAP Measures
Selected Consolidated Information

1.
We acknowledge your response to prior comment 2. Please represent to us that in future earnings releases you will disclose the underlying cause for any material discrete income tax adjustments reflected in your non-GAAP earnings, including any specific adjustments recorded related to the interim tax accounting requirements within ASC 740.

Response:

The Company represents that in its future earnings releases it will disclose the underlying cause for any material discrete income tax adjustments reflected in the Company’s non-GAAP earnings, including any specific adjustments recorded related to the interim tax accounting requirements within ASC 740.

If you would like additional information or desire to discuss our response to your comment, please contact me directly at (269) 673-9308 or Judy.Brown@perrigo.com.

Very truly yours,

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President, Business Operations
and Chief Financial Officer

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)